SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated July 29, 2015.

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, July 29, 2015

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir:

RE: Amendment of the corporate purpose of Telecom Argentina. (Section 3 of the Bylaws).

Approval given by the ‘Autoridad Federal de Tecnologías de la Información y las Comunicaciones’(‘AFTIC’)

I am writing to you as Attorney in fact of TELECOM ARGENTINA S.A. (‘Telecom Argentina’ or ‘the Company’) regarding the matter previously disclosed in the ‘Autopista de Información Financiera’ (AIF) with the release of the Summary of the Resolutions approved by the Company’s Ordinary and Extraordinary General Shareholders’ Meeting held on June 22, 2015 (‘the Shareholders’ Meeting’).

In thatSummary, the Company disclosed that the Shareholders’ Meeting approved an amendment to Section 3 of the Bylaws of Telecom Argentina, and resolved additionally that the validity of the amendment would be conditioned upon and subject to obtaining the previous authorization from the competent authority.

With reference to this matter, today, the Company has been notified of Resolution Nº 19 of the AFTIC, dated on July 27, 2015, which states:

Article 1º: ‘To approve the amendment of the corporate purpose stated in the Bylaws of Telecom Argentina S.A.’ approved by the Ordinary and Extraordinary General Shareholders’ Meeting Minute Nº 49, held on June 22, 2015.

The text of Section 3 of the Bylaws approved by the Shareholders’ Meeting is as follows:

Third Article: The corporate purpose of the Company is to provide, directly or through third parties or in association with third parties, Information and Communication Technology Services (‘ICT Services’), be them fixed, mobile, wired, wireless, national or international, with or without its own infrastructure, and the provision of Audiovisual Communication Services.

Furthermore, the Company may supply, lease, sell and market in any manner, all kinds of equipment, infrastructure, goods and services related or supplementary to ICT Services and Audiovisual Communication Services. The Company may also undertake works and provide all kinds of services, including advisory and safety services, in connection to ICT Services and Audiovisual Communication Services.

For such purpose, the Company has full legal capacity to acquire rights, undertake obligations and take any action that is not forbidden by law and by these bylaws, including the capacity to borrow funds, publicly or privately, through the issue of debentures and negotiable obligations.

To fulfill its corporate purpose, the Company may constitute companies, acquire equity interests in other companies and enter into any kinds of association agreements.

Any amendment to the corporate purpose shall be in compliance with the provisions of legal regulations then in force’.

The Company will shortly undertake the requisite procedures before such Honorable Commission to register the amendment of Section 3 of the Bylaws.

Sincerely,

Andrea V. Cerdan

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 29, 2015	By:	/s/ Oscar Carlos Cristianci
		Name:	Oscar Carlos Cristianci
		Title:	Chairman of the Board of Directors